FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C-/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☒ Form C-AR: Annual Report
☐ Form CAR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:
Mirrorscape, Inc.

Legal Status of Issuer:

Form:
Corporation

Jurisdiction of Incorporation/Organization:
Delaware

Date of Organization:
May 15, 2020

Physical Address of Issuer:
8023 Beverly Blvd, Suite 1 #505 Los Angeles, CA 90048

Website of Issuer:
https://www.mirrorscape.com/

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:
OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:
0001751525

SEC File Number of Intermediary:
007-00167

CRD Number of Intermediary:
283874

	Most recent fiscal year-end (2023)	Prior fiscal year-end (2022)
Total Assets	$535,034	$1,461,081
Cash & Cash Equivalents	$515,002	$1,380,169
Accounts Receivable	$47,000	$25,000
Short-term Debt	$20,546	$101,837
Long-term Debt	$2,025,000	2,025,000
Revenues/Sales	$29,800	$472,283
Cost of Goods Sold[1]	NA	NA
Taxes Paid	NA	NA
Net Income	$(1,201,234)	$(667,163)

April 29, 2024

FORM C-AR

Mirrorscape, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form CAR) is being furnished by Mirrorscape, Inc., a Delaware corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.), which requires that it must file a report with the Commission annually and post the report on its website at https://wellbeingbrewing.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 29, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements.

Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form CAR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR, and no source other than the Intermediary has been authorized to host this Form C-AR and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C-AR. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C-AR. The Company does not expect to update or otherwise revise this Form C-AR or any other materials supplied herewith.

This Form C-AR is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Mirrorscape, Inc. (the "Company") is a Delaware corporation, formed on May 15,

2020. The Company is located at 8023 Beverly Blvd. Suite 1, Los Angeles, CA

90048. The Company's website is https://www.mirrorscape.com/

The information available on or through our website is not a part of this Form C-AR.

THE BUSINESS

Mirrorscape is a Software Development Company.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase, and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The

Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for

any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented, or designed around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property, or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants, and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers, and key employees.

In particular, we are dependent on Gran Anderson, our CEO, Donald Bland, our COO, Sidney Wood, our Head of Sales and Marketing. The loss of Grant Anderson or Donald Bland, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non- competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar

devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks, and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and

procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C-AR is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C-AR, nor any document or literature related to this Offering.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the Intermediary or its designee to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary or its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and would be required to enter into a proxy that allows the Intermediary or its designee to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could

be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price(as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The foregoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit B.

A Crowd SAFE holder may lose their right to any appreciation or return on investment due to defaulting on certain notice and require action requirements in such Crowd SAFE; failure to claim cash set aside in this case may result in a total loss of principal.

The Crowd SAFE offered requires a holder to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to affect the conversion or termination of the Crowd SAFE, in connection with an Equity Financing or Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company. Failure to make a timely action may result in the Company declaring that the Investor is only eligible to receive a cash payment equal to their Purchase Amount (or a lesser amount in certain events). While the Company will set aside such payment for the investor, such payment may be subject to escheatment laws, resulting in a total loss of principal if the Investor never claims their payment.

There is no present market for the Securities, and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C-AR and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Mirrorscape develops software that runs an augmented-reality game platform. The Issuer conducts business in California and sells products and services through the internet, and App Platforms throughout the United States and internationally.

Business Plan

Mirrorscape is a cross-platform virtual tabletop that leverages the magic of Augmented Reality (AR) for an authentic tabletop gameplay experience whether around the table or around the world. Like the world-building game Minecraft, and the creative sandbox Roblox, Mirrorscape brings players together, anywhere, on any modern device, creating and playing as though they were in the same room together. Strong partnerships with top brands players know and love including Marvel, Paizo, Modiphius and others. Mirrorscape is revolutionizing the way people play tabletop games.

Problem

Playing tabletop games requires physical pieces and for gamers to be in the same room

Solution

Mirrorscape's ARcana is a "mobile-first" virtual tabletop that leverages the magic of Augmented Reality (AR) for an authentic tabletop gameplay experience whether around the table or around the world. Like the world-building game Minecraft, and the creative sandbox Roblox, ARcana brings players together, anywhere, on any modern device, creating and playing as though they were in the same room together. Strong partnerships with brands the community knows and loves and robust user creation tools makes Mirrorscape a leader in the AR game space.

The Company's Products and/or Services

Product / Service	Description	Current Market
Software game platform	Augmented Reality Virtual Tabletop Game Platform	Software is cross platform on iOS, Android, Mac, PC, and AR compatible hardware

Business Model

The Company's business model is a recurring revenue, in-app-purchasing. Mirrorscape makes money by charging players to purchase digital assets requited for game play.

Competition

The competition landscape in the Virtual Tabletop (VTT) market is diverse, with several platforms vying for market share. Here's an overview of some of the key players:

Roll20: Roll20 is one of the most well-established VTT platforms, offering a robust suite of features for playing tabletop RPGs online. It provides tools for creating maps, managing character sheets, and rolling dice, along with integrated video and voice chat. Roll20 also has a large marketplace where users can purchase or download assets and modules created by the community.

Fantasy Grounds: Fantasy Grounds is another prominent player in the VTT space, known for its deep integration with popular RPG systems such as Dungeons & Dragons. It offers advanced automation features, allowing game masters to streamline gameplay and manage complex rule systems. Fantasy Grounds also supports licensed content from various publishers, enhancing its appeal to players looking for official game materials.

These are just a few examples of the diverse range of VTT platforms available in the market. Each platform has its own strengths and caters to different preferences and playstyles, contributing to a vibrant and competitive landscape.

Customer Base and Size of the U.S. Market.

There are 100 million potential tabletop customers in the USA.

Marketing Strategy

Define Unique Selling Proposition (USP):

Identify what sets Mirrorscape apart from competitors. This could be unique features, exceptional user experience, or a focus on a specific niche within the VTT market.

Target Audience Identification:
Segment the target audience based on factors such as age, gaming preferences (e.g., RPGs, board games), and level of technical expertise.

Content Marketing:
Produce high-quality content such as blog posts, tutorials, and video guides that showcase Mirrorscape's features and capabilities.

Community Engagement:
Foster a strong online community through social media channels, forums, and Discord servers where users can share tips, discuss gameplay strategies, and provide feedback.

Partnerships and Integrations:
Forge partnerships with game developers, publishers, and other relevant organizations to offer exclusive content, discounts, or promotional deals to Mirrorscape users.

User Experience Optimization:
Continuously gather user feedback and data analytics to identify areas for improvement in Mirrorscape's user interface, performance, and overall user experience.

Paid Advertising:
Invest in targeted advertising campaigns on social media platforms, gaming websites, and forums frequented by the target audience.

Free Trials and Promotions:
Offer free trials or limited-time promotions to encourage users to try out Mirrorscape and experience its features firsthand.

SEO and App Store Optimization:
Optimize Mirrorscape's website and app store listings with relevant keywords, compelling descriptions, and eye-catching visuals to improve search engine rankings and attract organic traffic.

Customer Support and Retention:
Provide responsive customer support through multiple channels, including email, live chat, and support tickets, to assist users with any issues or questions they encounter.

By implementing a comprehensive marketing strategy that focuses on highlighting Mirrorscape's unique features, engaging with the gaming community, and continuously improving the user experience, the platform can effectively differentiate itself in the competitive VTT market and attract a loyal user base.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
97372014	Mirrorscape	Trademark	04/20/2022	03/28/2023	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Grant Anderson	CEO	CEO of Mirrorscape 2021-2024; setting company strategy and vision	Bachelors Degree: Computer Engineering University of California-Santa Barbara 1993
Donald Bland	COO	COO of Mirrorscape 2021-2024 ensuring operational execution of strategic plan	Bachelors Degree: Economics University of Montana 2001
Tripp Wood	Head of Sales and Marketing	Head of Sales and Marketing 2023-2024 increasing sales, awareness and interest in Mirrorscape 2021-2023 VP of Sales at D-Box Technologies, leader in haptic technology	Master of Business Administration University of Virginia 1991

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 7 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's authorized capital stock consists of 10,000,000 shares of common stock of which 4,860,000 are issued and outstanding, par value $0.00001 per share (the "**Common Stock**").

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	4,860,000
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	NA
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	None
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	65.87%
Type	Series A Preferred Stock
Amount Outstanding	3,790,604
Par Value Per Share	$0.001
Voting Rights	1 vote per share
Anti-Dilution Rights	Yes
Other Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	None
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	35%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Convertible Notes
Face Value	2,025,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Maturity Date 2024 - 4% Annual Simple Interest - 6 Million Pre Money Valuation Cap
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	None
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	26.12%

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Grant Anderson	3,050,000	62.67%
Donald Bland	1,500,000	30.86%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements for period ending December 31, 2022 are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of January, 2024 the Issuer had an aggregate of $330,000.00 in cash and cash equivalents, leaving the Issuer with approximately four months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Intermediary has ascribed no pre-Offering valuation to the Issuer; the Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

MATERIAL CHANGES AND OTHER INFORMATION

Description of material changes and other information, if any.

None

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Convertible Note	$2,025000	$2,025,000	Product Development	March 2022	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C-AR CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C-AR do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C-AR or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C-AR. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C-AR. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C-AR or any other matter relating to the Securities described in this Form C-AR, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Donald Bland
(Signature)

Donald Bland
(Name)

Chief Operations Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Grant Anderson
(Signature)

Grant Anderson
(Name)

Chief Executive Officer
(Title)

April 29, 2024

/s/ Donald Bland
(Signature)

Donald Bland
(Name)

Chief Operations Officer
(Title)

April 29, 2024

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Financial Statements

Mirrorscape Inc.
Table of Contents

Financial Statements and Supplementary Notes

Balance Sheet as of December 31, 2022 and December 31, 2021

Income Statement for the years ended December 31, 2022 and December 31, 2021

Statement of Changes in Stockholders' Equity for the years ended December 31, 2022 and December 31, 2021

Statement of Cash Flows for the years ended December 31, 2022 and December 31, 2021

Mirrorscape, Inc.
BALANCE SHEETS
December 31, 2022 and 2021
(Unaudited)

ASSETS	2022	2021
Current Assets		
Cash and cash equivalents	$ 1,380,169	$ 65
Accounts receivable	25,000	-
Total Current Assets	1,405,169	65
Property and Equipment		
Furniture and Equipment	61,993	-
Accumulated depreciation and amortization	(6,081)	-
Net Property and Equipment	55,912	-
Total Assets	$ 1,461,081	$ 65

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts payable	7,338	-
Accrued expenses	28,781	-
Accrued interest	65,718	-
Total Current Liabilities	101,837	-
Long-Term Liabilities		
Convertible notes	2,025,000	-
Total Long-Term Liabilities	2,025,000	-
Total Liabilities	2,126,837	-
Stockholders' equity		
Common stock, $0.00001 par value: 10,000,000 shares authorized 4,860,000 shares issued and outstanding	49	49
Additional paid-in capital Stock subscription receivable Accumulated deficit	652,920	651,577
	(49)	(49)
	(1,318,676)	(651,512)
Total Stockholders' Equity	(644,575)	65
Total Liabilities and Stockholders' Equity	$ 1,461,081	$ 65

The accompanying footnotes are an integral part of these financial statements.

Mirrorscape, Inc.

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2022 and 2021

(Unaudited)

	2022	2021
Revenues	$472,283	$ -
Operating Expenses		
Advertising and marketing	123,294	-
General and administrative	105,728	7,423
Salaries and wages	705,613	366,663
Professional fees	82,066	650
Royalties	54,318	-
Depreciation and amortization	6,081	-
Total Operating Expenses	1,077,100	374,736
Other (Income) Expense		
Interest expense	65,718	-
Stock based compensation	3,455	-
Other income	(6,827)	-
Total Other (income) expense	62,346	-
Net Income (Loss)	$(667,163)	$(374,736)

The accompanying footnotes are an integral part of these financial statements.

Mirrorscape, Inc.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2022 and 2021

(Unaudited)

	Common Stock		Additional paid in capital	Stock subscription receivable	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Value ($ par)				
Balance as of December 31, 2020	4,700,000	47	276,776	(47)	(276,776)	-
Issuance of common stock	160,000	2	-	(2)	-	-
Capital contributions	-	-	374,801	-	-	374,801
Net loss	-	-	-	-	(374,736)	(374,736)
Balance as of December 31, 2021	4,860,000	49	651,577	(49)	(651,512)	65
Return of capital	-	-	(2,113)	-	-	(2,113)
Stock based compensation	-	-	3,455	-	-	3,455
Net loss	-	-	-	-	(667,163)	(667,163)
Balance as of December 31, 2022	4,860,000	$49	$652,920	$(49)	$(1,318,676)	$(665,756)

The accompanying footnotes are an integral part of these financial statements.

Mirrorscape, Inc.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2022 and 2021

(Unaudited)

	2022	2021
Cash Flows from Operating Activities		
Net Income (Loss)	$(667,1163)	$ (374,736)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation and amortization	6,081	-
Accrued interest	65,718	-
Stock based compensation	3,455	-
Changes in operating assets and liabilities:		
Accounts receivable	(25,000)	
Accounts payable	7,338	-
Accrued expenses	28,781	-
Net cash provided by (used in) operating activities	(580,791)	(374,736)
Cash Flows from Investing Activities		
Purchase of furniture and equipment	(61,993)	-
Net cash used in investing activities	(61,993)	-
Cash Flows from Financing Activities		
Proceeds from notes payable issuance	2,025,000	-
Capital contributions/(return of capital)	(2,113)	374,801
Net cash used in financing activities	2,022,887	374,801
Net change in cash and cash equivalents	1,380,104	65
Cash and cash equivalents at beginning of year	65	-
Cash and cash equivalents at end of year	$1,380,169	$ 65

The accompanying footnotes are an integral part of these financial statements.

NOTE 1 – NATURE OF OPERATIONS

Mirrorscape, Inc. ("Company") was organized as a Delaware corporation on May 15, 2020. The Company is a cross-platform virtual tabletop that leverages the magic of Augmented Reality (AR) for an authentic tabletop gameplay experience whether around the table or around the world. Mirrorscape brings players together, anywhere, on any modern device, creating and playing as though they were in the same room together.

The Company is subject to risks common to early stage and rapidly growing companies, including dependence on key personnel, the need to secure additional funding to operationalize the Company's current technology, and successfully marketing its products. The Company has experienced recurring losses and has an accumulated deficit of approximately $1,314,900 as of December 31, 2022. All of these factors are integral to the Company's ability to continue as a going concern.

Management is forecasting revenue growth during 2023 and expects to raise additional capital to finance operations. Management has evaluated these conditions and concluded that substantial doubt about the Company's ability to continue as a going concern has been alleviated through December 1, 2023, and no adjustments have been made to the financial statements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the accompanying financial statements include recording of depreciation and amortization and the valuation of stock-based compensation.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited. The Company has not experienced significant write-downs in its accounts receivable balances.

Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in the income statement.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for

similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

● Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2022 and 2021.

Compensated Absences

The Company's policy is to recognize costs for sick time and personal time off when paid. As such no accrual has been made in the accompanying financial statements.

Revenue Recognition

The Company adopted FASB ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). Revenue is measured based on the consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over to a customer. The transaction price is easily identified in the purchase price and payment is generally received at the time of sale.

The Company generates revenues by selling in-game features of game currency and special digital items for customized game play. The Company's payments are generally collected upfront. The digital goods are transferred to the customer at the point-of-sale which fulfills the Company's performance obligation in full. As of December 31, 2022 and 2021 the Company had no deferred revenue for orders that have been paid but the performance obligations have not been met.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred. Stock-

Based Compensation

The Company measures and recognizes its stock-based compensation based on estimated fair values for all stock awards. The Company estimates the fair value of stock options under the stock plan issued to employees on the date of grant using the Black-Scholes-Merton option pricing model, which is impacted by the estimated fair value of the Company's common stock, as well as certain assumptions including the expected volatility over the term of the option awards, the expected term of the awards, risk-free interest rates and the expected dividend yield. The Company recognizes the resulting stock-based compensation over the vesting period. The Company accounts for forfeitures as they occur.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company as of December 31, 2022 as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2022, the unrecognized tax benefits accrual was zero.

Accounting Pronouncements Adopted in 2022

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which introduced a lessee model that requires the majority of leases to be recognized on the balance sheet. On January 1, 2022, the Company adopted the ASU using the modified retrospective transition approach and elected the transition option to recognize the adjustment in the period of adoption rather than in the earliest period presented. As the Company has no lease commitments, adoption of the new guidance resulted in no ROU assets and lease liabilities.

As part of the adoption process the Company made the following elections:

•	The Company elected the hindsight practical expedient, for all leases.

•	The Company elected the package of practical expedients to not reassess prior conclusions related to contracts containing leases, lease classification and initial direct costs for all leases.

•	The Company elected to make the accounting policy election for short-term leases resulting in lease payments being recorded as an expense on a straight- line basis over the lease term.

ROU assets and lease liabilities will be recognized at commencement date based on the present value of lease payments over the lease term.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – ACCRUED EXPENSES

Accrued expenses as of December 31, 2022 consist of the following:

Accrued royalties	$	22,008
Accrued wages		6,773
	$	28,871

NOTE 4 – CONVERTIBLE NOTES

In 2022 the Company issued $2,025,000 of unsecured convertible notes (Notes) with maturity dates between February 2024 and April 2024. The Notes accrue interest at 4% per annum. As of December 31, 2022 the Notes remained outstanding and unconverted. Accrued interest totaled $65,718.

The Notes are convertible upon a Qualified Financing (as defined below), or a Change of Control Transaction. Qualified Financing means the next sale of preferred stock of the Company to investors for the principal purpose of raising capital with aggregate gross cash proceeds to the Company of at least $2,000,000 (excluding the sale or conversion of the Notes), with the rights and designations of the preferred stock to be established by the Board of Directors pursuant to its Certificate of Incorporation.

If the Note is not repaid in full prior to the Qualified Financing Closing Date, then effective automatically immediately prior to the Qualified Financing Closing Date, the Outstanding Amount as of the Qualified Financing Closing Date shall automatically be converted into that number of shares of Qualified Financing Stock equal to the Outstanding Amount divided by the lesser of (A) the Preferred Issuance Price, and (B) the price equal to (1) $6,000,000, divided by (2) the Fully- Diluted Capitalization as of the Qualified Financing Closing Date.

The Qualified Financing Stock delivered to Holder pursuant to conversion hereunder shall have the same rights, preferences, privileges as the Qualified Financing Stock delivered to other investors in the Qualified Financing, and Holder shall execute and deliver transaction documents of the Qualified Financing and enjoy the same contractual rights, and be bound to the same obligations and duties, as other investors in the Qualified Financing.

Optional Conversion at the Outside Maturity Date

If the Note remains outstanding as of the Outside Maturity Date, and no Qualified Financing or Change of Control Transaction has occurred, then the Holder, in its sole and absolute discretion, may elect at any time thereafter to convert the Note into that number of shares of newly created series of Series Seed Preferred Stock (the "Series Seed Preferred") of the Company equal to the Outstanding Amount divided by the price per share equal to (A) $6,000,000, divided by (B) the Fully- Diluted Capitalization as of the Outside Maturity Date. The terms and provisions of the Series Seed Preferred and related rights, preferences, privileges and restrictions shall be based upon the most recent version of the model legal documents posted at www.nvca.org provided, however that the holders of Series Seed Preferred shall not be entitled to a seat on the Board of Directors as a result of a conversion into Series Seed Preferred at the Maturity Date.

Elective Conversion upon a Change of Control

If at any time while the Note remains outstanding the Company intends to effect a Change of Control Transaction, then the Company shall notify Holder at least thirty (30) days prior to the

Change of Control Transaction ("Change of Control Notice"). Upon receipt of the Change of Control Notice, the Holder, in its sole and absolute discretion, may elect that (i) the Company shall pay, at the closing of the Change of Control Transaction, Holder an amount equal to the principal balance of the note in addition to the accrued interest in U.S. dollars or (ii) the Outstanding Amount as of the Change of Control Transaction shall be converted into that number of shares of the Company's common stock equal to the quotient obtained by dividing the then Outstanding Amount, by the conversion price resulting from dividing of $6,000,000 by the Fully-Diluted Capitalization as of immediately prior to the Change of Control Transaction, in each case of clause (i) and (ii) in full satisfaction of the Company's obligations under this Note

NOTE 5 – STOCK OPTIONS & STOCK BASED COMPENSATION

The Company has adopted a 2022 Equity Incentive Plan (the "Plan") that covers certain key individuals and has authorized a total of 625,000 shares of common stock options to be granted. The Company granted a total of 412,000 options as of December 31, 20212 of which 412,000 remain issued and outstanding. Forfeitures of stock options are recognized when occurred. New shares are issued upon option exercises from a pool of reversed shares.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding as of December 31, 2022:

	Options		Weighted Average Exercise Price
Option outstanding, beginning of year	0	$	0.00
Granted	412,000	$	0.05
Exercised	(0)	$	0.00
Expired	(0)	$	0.00
Options outstanding, end of year	412,000	$	0.05

These options expire 10 years after the grant date. The shares vest ratably over a period of 48 months. The shares will be issued when exercised from a pool of reserved shares.

	Total Options		Weighted Average Calculated Value
Nonvested options			
Total non-vested options outstanding, beginning of year	0	$	0.00
Granted	412,000	$	0.05
Vested	(88,542)	$	0.05
Forfeited	(0)	$	0.00
Total non-vested options outstanding, end of year	323,458	$	0.05
Options exercisable, end of year	412,000	$	0.05

The total calculated value of stock options granted as of December 31, 2022 was $16,078 and, of which $3,455, was included in stock option compensation expense for the year ended December 31, 2022 The stock option compensation expense is recognized ratably over the period as the stock options vest. The aggregate fair value amount of unvested compensation was $12,623 as of December 31, 2022.

NOTE 6 – LICENSING AND ROYALTIES

In January 2022 the Company entered into a non-exclusive license agreement with Apotheosis Studios until January 31, 2025. The license agreement requires a royalty payment between 30-50% of net sales of licensed IP with no minimum royalty. The Company may extend the agreement for an additional year if notified by January 1, 2025. Royalties paid or accrued to Apotheosis Studios for the year ended December 31, 2022 was $827.

In December 2021 the Company entered into a non-exclusive license agreement with RPM Models, LLC until November 30, 2024. The license agreement requires a royalty payment of 30% of net sales of licensed IP with no minimum royalty. Royalties paid or accrued to RPM Models, LLC for the year ended December 31, 2022 was $21,181.

In September 2021 the Company entered into a non-exclusive license with Clynche that renews successive 1-year terms with a 90-day notice. The license agreement requires a royalty payment of 10% net sales of licensed IP, with no minimum royalty. Royalties paid or accrued to Clynche for the year ended December 31, 2022 was $0.

In April 2021 the Company entered into a non-exclusive license with Dwarven Forge until May 5, 2023. The license agreement requires a royalty payment of 15% of net sales of licensed IP with a $2,500 minimum. The Company is currently negotiating an extension. Royalties paid or accrued to Dwarven Forge for the year ended December 31, 2022 was $24,731.

In April 2021 the Company entered into a non-exclusive license agreement with Fat Dragon Games until May 1, 2024. The license agreement requires a royalty payment of 3.5% of net sales of licensed IP with no minimum royalty. Royalties paid or accrued to Fat Dragon Games for the year ended December 31, 2022 was $7,579.

NOTE 7 – INCOME TAXES

The ultimate realization of net deferred tax assets is dependent upon the generation of sufficient future taxable income.

Deferred tax assets and liabilities using a 21% tax rate as of December 31, 2022, as summarized as follows:

Deferred tax assets:		
Net operating loss and tax credit carryforward	$	136,554
Deferred tax liabilities:		
Depreciation and amortization		(11,742)
Less: Valuation allowance		(124,812)
Deferred tax assets, net	$	-

The ultimate realization of net deferred tax assets is dependent upon the generation of sufficient future taxable income in the applicable tax jurisdictions. In assessing the realizability of the deferred tax assets, the Company considered all positive and negative evidence available for all relevant jurisdictions and determined that it is more likely than not that all of the deferred tax assets will not be realized. The Company's cumulative losses since inception represent sufficient negative evidence to require a full valuation allowance in 2022.

EXHIBIT B

From of Crowd SAFE Agreement

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE ISSUER RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.


Mirrorscape, Inc.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2024


THIS CERTIFIES THAT in exchange for the payment by [] (the "**Investor**", and together with all other Series 2024 Crowd SAFE holders, "**Investors**") of $[_____] (the "**Purchase Amount**") on or about [], Mirrorscape, Inc., a Delaware Corporation(the "**Issuer**"), hereby issues to the Investor the right to certain shares of the Issuer's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $12,000,000.

See Section 2 for certain additional defined terms.

1.   **Events**

(a) **Equity Financing**.

   (i)   If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Issuer shall promptly notify the Investor of the closing of the First Equity Financing and of the Issuer's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the Capital Stock (whether Preferred Stock or another class issued by the Issuer) sold in the First Equity Financing. The number of shares of Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** (as defined below).

   (ii)   If the Issuer elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Issuer shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Issuer's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of Capital Stock (whether Preferred Stock or another class issued by the Issuer) sold in the Subsequent Equity Financing. The number of shares of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b) **Liquidity Event**.

  (i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Issuer a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

  (ii) If there is a Liquidity Event before the termination of this instrument but after one or more Equity Financings have occurred, each Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Issuer a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Issuer) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Issuer's most recent Equity Financing.

  (iii) If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Issuer to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Section 1(b)(i)(2) or Section 1(b)(ii)(2), if the Issuer's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Issuer shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Issuer's board of directors.

(c) **Dissolution Event**. If there is a Dissolution Event (defined below) before this instrument terminates in accordance with Section 1(a) or Section 1(b), subject to the preferences applicable to any series of Preferred Stock, the Issuer will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Issuer's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Issuer at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Issuer or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Issuer, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Issuer having the right to vote for the election of members of the Issuer's board of directors, (ii) any reorganization, merger or consolidation of the Issuer, other than a transaction or series of related transactions in which the holders of the voting securities of the Issuer outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Issuer or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"**Common Stock**" means common stock, par value $0.00001 per share, of the Issuer.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Issuer's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Issuer of its Capital Stock to one or more third parties following the date of this instrument from which the Issuer receives gross proceeds of not less than $3,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Issuer to any director, officer, employee, advisor or consultant of the Issuer in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Issuer, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Issuer immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Issuer immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Issuer's existing equity incentive plans, (ii) convertible promissory notes issued by the Issuer, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Issuer to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Issuer's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing capital stock of the Issuer for resale, as approved by the Issuer's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Issuer.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Issuer's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes;

and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Issuer's IPO, and ending on the date specified by the Issuer and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Issuer or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Issuer.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Issuer for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Issuer Representations*

(a) The Issuer is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Issuer of this instrument is within the power of the Issuer and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Issuer. This instrument constitutes a legal, valid and binding obligation of the Issuer, enforceable against the Issuer in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Issuer, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Issuer; or (iii) any material indenture or contract to which the Issuer is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Issuer.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Issuer; (ii) result in the acceleration of any material indenture or contract to which the Issuer is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Issuer or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Issuer, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Issuer's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of Capital Stock issuable pursuant to Section 1.

(e) The Issuer shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f) The Issuer is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g) The Issuer has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Issuer with respect to the Crowd SAFE.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d) The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Issuer and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Issuer regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Issuer or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f) The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Issuer is required to make under relevant securities regulations.

(g) The Investor understands that no public market now exists for any of the securities issued by the Issuer, and that the Issuer has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase of or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Issuer. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, purchase and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Issuer has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Issuer questions about its business plans, "Risk Factors," and all other information presented in the Issuer's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer

will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Issuer are subject to the same restrictions and the Issuer uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Issuer may impose stop transfer instructions with respect to the Investor's registrable securities of the Issuer (and the Issuer shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Issuer (and the shares or securities of the Issuer held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE ISSUER'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE ISSUER AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE ISSUER'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Issuer to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Issuer of the proposed disposition and shall have furnished the Issuer with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Issuer, the Investor shall have furnished the Issuer with an opinion of counsel reasonably satisfactory to the Issuer that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Issuer's competitors, as determined by the Issuer in good faith.

(f)   If the Investor intends to transfer the Crowd SAFE (**"Transfer"**) in accordance with this Section 5, the investor accepting transfer (**"Transferee"**) must pass and continue to comply with the Nominee's (as defined in **Exhibit A**) (and any applicable affiliate's) know your customer ("**KYC**") and anti-money laundering ("**AML**") policies and execute Exhibit A contemporaneously and in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute Exhibit A contemporaneously with the Transfer will render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(g)   The Investor understands and agrees that the Issuer will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Issuer's charter or bylaws, any other agreement between the Investor and the Issuer or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR

THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the purchase of this Crowd SAFE. The Investor agrees and understands that the Investor's failure to execute Exhibit A contemporaneously with this Crowd SAFE will render the Crowd SAFE void, null and unenforceable.

This Crowd SAFE contemplates the potential tokenization of this instrument and any equity securities that may be issued upon conversion of this SAFE. The Issuer may, in its sole discretion, tokenize this SAFE and the underlying equity securities as separate blockchain tokens ("**Tokens**") on a blockchain network. The Investor acknowledges and consents to the potential tokenization of this SAFE and the underlying equity securities, and agrees to abide by any terms and conditions related to the Tokens as set forth by the Issuer.

The Investor agrees to take any and all actions determined in good faith by the Issuer's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Issuer and the Investor, or (ii) the Issuer and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE). Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Issuer or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive purchase rights or otherwise until shares have been issued upon the terms described herein.

Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Issuer's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Issuer may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Issuer's domicile.

In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

All securities issued under this instrument may be issued in whole or fractional parts, in the Issuer's sole discretion.

All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Los Angeles, CA. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

The Investor agrees any action contemplated by this Crowd SAFE and requested by the Issuer must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

Mirrorscape, Inc.

By: _____
Name: Donald Bland
Title: COO
Address: 8023 Beverly Blvd, Suite 1 #505 Los Angeles CA 90048
Email: don@mirrorscape.com

INVESTOR:

By: _____

Name: _____

EXHIBIT A

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby designated and appointed to act for and on behalf of the Investor as Investor's nominee, agent and proxy in all respects under the Crowd SAFE Series 2024 issued by Mirrorscape, Inc. (the "**SAFE**") and any securities which may be issuable to Investor upon conversion of the Security (the "**Conversion Securities**" and together with the SAFE, the "**Securities**"). Nominee is expressly authorized to perform such acts, and execute such documents, agreements and instruments, for and on behalf of Investor and in the Investor's name, reasonably deemed necessary in Nominee's sole discretion without Investor's consent to any of the following:

(1)   cause, at any time hereinafter, the title to any Security to be held of record by (such holder, the "**Custodian**") a corporation, partnership, a trust (whether or not the trustees are named) or other organization or by one or more qualified persons as trustees, custodians or any other fiduciary capacity with respect to a single trust, estate or account, in each case, of the Nominee's sole discretion ("**Custodial Conversion**") for the benefit of the Investor;

(2)   in connection with any conversion of the SAFE into Conversion Securities of the Issuer, execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the SAFE into Conversion Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other SAFEs of the same class issued by the Issuer that will convert in connection with the Equity Financing, Liquidity Event, Dissolution Event or other corporate event ("**Transactional Conversion**");

(3)   receive all notices and communications on behalf of the Investor from the Issuer concerning any Securities;

(4)   vote at any meeting or take action by written consent in lieu of a meeting, or otherwise consent, confirm, approve or waive any rights, as a holder of any Securities, in each case, in all respects thereto (without prior or subsequent notice to the Investor) consistently with the majority of the voting power of class of securities the Equity Securities (the "**Nominee Designee**"); *provided*, the Nominee shall have no obligation to vote or take any other action consistent with the Nominee Designee as to the engagement or termination of the Custodian;

(5)   in connection with any Custodial Conversion and/or Transactional Conversion, open an account in the name of the Investor with a Custodian and allow the Custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor; *provided* Nominee will take reasonable steps to send notice thereof to the Investor, including by email, using the last known contact information of such Investor;

(6)   appoint any person, firm, or corporation to act as its agent or representative for the purpose of performing any function that Nominee is or may be authorized hereunder to perform; and

(7)   take any such other and further actions incidental to any of the above.

(the foregoing, collectively, the "**Nominee Services**"). Capitalized but undefined terms used in this Nominee Rider and Waiver shall have the meaning ascribed to them in the Security unless otherwise defined.

The Nominee shall not sell, transfer or assign the beneficial interest in any Security to any third-party without the Investor's written consent. Investor covenants and agrees to take all necessary actions and perform such functions as necessary to ensure Nominee receives prompt and timely responses to enable Nominee to perform Nominee Services.

Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, members, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Notwithstanding anything to the contrary, the Nominee may render Nominee Services at its sole option and until the

termination hereof, which shall occur upon the earliest of: (1) the SAFE or any Conversion Security is (i) terminated or (ii) registered under the Exchange Act; (2) a Custodial Conversion; (3) the Nominee, the Investor and the Issuer mutually agree to terminate the Nominee Services, and (4) the Nominee provides notice of termination at least 7 days in advance to the Investor and the Issuer. Upon any such termination, the Nominee shall have no further obligations hereunder.

This Nominee Rider and Waiver shall be binding upon the Nominee and the Investor and inure to the benefit of and bind their respective assigns, successors, heirs, executors, beneficiaries, and administrators.

To the extent you provide the Issuer with any personally identifiable information ("PII") in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Custodian, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's PII for these purposes during the Term and Investor acknowledges that the use of such PII is necessary for the Nominee to provide the Nominee Services.

[REMAINDER LEFT INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:

NOMINEE:

Republic Investment Services LLC

By:_____

By: _____

Name:_____

Name: Antonio Namwong, President

Date:_____

Date:_____

ISSUER:

By:_____

Name: Grant Anderson, CEO

Date:_____